UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: April 30, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

London, 30 April 2014

CSR PLC UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 28 MARCH 2014

Record gross margin as revenue mix shifts towards higher margin products.

Strong demand builds for Bluetooth Smart.

CSR plc (“CSR” and “the Company”) and subsidiaries (“the Group”) today reports first quarter results for the 13 weeks to 28 March 2014:

First Quarter Financial Summary	Underlying*				IFRS
	Q1 2014		Q1 2013		Q1 2014		Q1 2013
Revenue	$180.8m		$237.9m		$180.8m		$237.9m
Core revenue	$152.5m		$171.8m		$152.5m		$171.8m
Gross margin	55.7%		51.5%		55.3%		50.6%
Operating profit (loss)	$11.5m		$19.1m		($3.3m	)	$7.7m
Profit (loss) for the period	$8.7m		$12.6m		($4.0m	)	$1.1m
Diluted earnings (loss) per share	$0.05		$0.07		($0.02)		$0.01
Net cash used in operating activities	($1.4m	)	($11.5m	)	($1.4m	)	($11.5m	)
Cash, cash equivalents and treasury deposits	$302.1m		$318.0m		$302.1m		$318.0m

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share based payment charges, integration & restructuring costs, other operating income, the release of a litigation provision, the unwinding of discount on non-underlying items and the recognition of tax losses brought forward. Please refer to the supplementary information for a reconciliation of IFRS to underlying measures.

•	Q1 2014 financial performance:

•	Revenue of $180.8m (Q1 2013: $237.9m) down 24% year-on-year as expected, mainly reflecting a 57% decline in Legacy revenue,

•	Core revenue of $152.5m (Q1 2013: $171.8m), down 11% year-on-year primarily due to H1 2013 non-recurring Voice & Music revenue in China,

•	Record underlying gross margin 55.7% (Q1 2013: 51.5%) and record IFRS gross margin 55.3% (Q1 2013: 50.6%) due to change in revenue mix towards Core,

•	Core underlying gross margin of 60.2% (Q1 2013: 57.6%), due to increasing proportion of higher margin products,

•	Underlying operating profit of $11.5m (Q1 2013: $19.1m) and IFRS operating loss of $3.3m (Q1 2013: $7.7m operating profit) reflecting decline in Legacy revenue,

•	Underlying diluted earnings per ordinary share of $0.05 (Q1 2013: $0.07),

•	Ended Q1 2014 with cash, cash equivalents and treasury deposits of $302.1m.

•	Momentum in platform strategy:

•	New generation of Bluetooth® gaming platform chosen by Tier One company for social gaming controller,

•	CSRmesh™ to be implemented by two Tier One manufacturers for smart lightbulb deployment and very strong interest in this technology,

•	Alps to implement aptX® codec in its automotive connectivity modules, enabling its OEM customers to offer CD-like audio quality for Bluetooth stereo streaming in automobiles.

Joep van Beurden, Chief Executive Officer, said: “As expected, year-on-year revenue fell reflecting a decline in Legacy revenue, while Core year-on-year revenue was down, mainly as a result of the strong first quarter in 2013 where we saw non-recurring revenue in China.

“During the first quarter we continued our successful migration towards a more profitable platform business which we believe provides strong growth opportunities. Encouragingly, our underlying gross margin reached a record of 55.7% and we are making good progress in our Core businesses of Voice & Music, Auto factory-fit and Bluetooth Smart.

“We continue to focus on the newer and higher margin products within our Core business. In Auto, we are progressing well with our projects for automotive factory-fit infotainment platform SoCs. Alps will be integrating CSR’s aptX® codec in its automotive connectivity modules and we are starting to see the implementation of Bluetooth® Smart in automobiles. In our Voice & Music business, we continue to see good growth opportunities, especially in the area of stereo headsets, soundbars and speaker docks.

“We are experiencing strong design win traction in Bluetooth Smart. We are seeing a high level of interest in CSRmesh™ from a wide range of manufacturers and I am especially pleased that CSRmesh will be deployed by two Tier One manufacturers of smart lightbulbs.”

OUTLOOK

We expect second quarter revenue to be in the range of $190m to $210m.

Notes to Financial Summary Tables

Non-IFRS Disclosure: Although we prepare our financial statements in accordance with IFRS, we also report and discuss additional measures that we call “underlying.” These underlying measures are not IFRS measures. Management believe that these underlying measures provide investors with useful information regarding our ongoing performance by excluding certain amounts that are included in the comparable IFRS numbers, which can distort trends. We present “underlying” measures in this document (a) as we believe they provide consistency between the way the business is reported, and the way management view the business and discuss its performance with investors; (b) to share metrics with all investors at the same time; (c) to disclose the main drivers of management remuneration and reward; and (d) to assist investors in understanding management decisions and the long term value of CSR. We use “underlying” measures in our business to (a) evaluate performance and value creation; (b) make resource allocation decisions; (c) provide performance targets for management remuneration and reward; and (d) target long term growth opportunities. “Underlying” measures are not defined terms under IFRS or any other GAAP and, therefore, the definitions should be carefully reviewed by our shareholders and investors. “Underlying” measures are not intended to be a substitute for IFRS measures, and are not superior to the IFRS measures reported. The definition of “underlying” measures can differ between companies, even if such measures have similar names. In addition, the adjustments made between “underlying” and IFRS measures are in some cases recurring, and we do not represent that these are outside the normal course of business. Some of the adjustments are based on management’s judgment in terms of both classification and estimation. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	Charlie Palmer
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Director Investor Relations	Tel: +44 (0) 20 7831 3113
Paul Sharma, Senior Manager Investor Relations
Tel: +44 (0) 1223 692 000

UK conference call and presentation	9.00 am BST, 30 April 2014

Details of the live audio webcast and audio call:	UK Toll Free: 0808 237 0035 USA and Canada Toll Free: +1 877 841 4558 Rest of the world: +44 20 3426 2886

Replay:	UK Toll Free: 0808 237 0026 Access Code: 647403# (outside the UK): +44 20 3426 2807

Details:	Also available on the CSR website* http://www.csr.com/Q1-2014-webcast-uk

*	The information on our website is not incorporated by reference into this report.

The second quarter 2014 results are expected to be announced on 24 July 2014.

Notice of 2014 Capital Market Day

CSR will host a Capital Market Day in Cambridge at its offices in Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, from 10am to 12 noon on 24 June 2014. Details will be available shortly on www.csr.com. The presentations will also be available via a live audio webcast.

Executing Against our Strategy

Our goal is to deliver growing shareholder returns by generating revenue growth and increasing profitability. We seek to do this by focusing our investment on markets that are fast growing and where we can deliver differentiated platforms with a leading market position. We currently develop enhanced and connected platforms in the areas of Voice & Music, Auto and Consumer. We focus on five end markets in our Core business group – Automotive Infotainment, Imaging, Voice & Music and the two nascent markets of Bluetooth Smart and Indoor Location – which we believe will enable us to achieve our goal over the medium and longer term.

Our aim is to develop higher margin platforms in markets that we expect will outgrow the overall semiconductor market. We expect our serviceable addressable market (SAM) to grow from $3.1 billion in 2013 to $5.9 billion in 2018 (excluding revenue from the yet to be commercially introduced market of Indoor Location), representing a compound annual growth rate (CAGR) of 13.5%.

Last twelve months (LTM) Core revenue of $702.9 million (Q1 2013: $694.0 million) grew at 1% year-on-year. Core underlying gross margins were marginally above the top end of our stated range of 55% - 60% at 60.2% (Q1 2013: 57.6%).

Financial Metrics

We saw an 11% year-on-year decline in Core revenue in Q1 2014 to $152.5 million (Q1 2013: $171.8 million), reflecting the impact of non-recurring revenue in China in Q1 2013 from the enforcement of hands-free driving legislation introduced at the start of 2013 and a reduction in Auto PND revenue. Both these factors will also impact year-on-year Core revenue comparisons for Q2.

We see good growth opportunities in our Core business including Voice & Music, Auto factory-fit, and Bluetooth Smart, while revenue in lower-margin Core segments such as Gaming and Cameras, is declining more quickly than expected. As a result, we have reset our expectations for 2014 revenue broadly in line with our guidance for the second quarter, resulting in a greater proportion of our revenue in 2014 coming from higher gross margin products. We now expect Core gross margins for 2014 to be around the top end of our previously stated range of 55% - 60%.

We now expect our underlying operating costs to be in the lower half of our previously stated range of between $345 million and $365 million for 2014. We continue to expect to reach our previously stated target of mid-teens underlying operating profit margin during H2 2014.

Tax

Our underlying effective tax rate for Q1 2014 was 24.2%. The underlying tax rate was impacted by the geographic profit mix during the quarter.

We continue to expect the underlying effective tax rate in 2014 to be below 20%, due to overall changes in the geographic mix of our business and the implementation of the Patent Box in the UK. We continue to expect minimal cash tax in 2014.

Progress on Platforms

In Auto, we experienced increased demand from Tier One customers for our connectivity products during the first quarter. Several of the previously reported design wins for our autograde Wi-Fi® are in volume production with a number of customers and we continue to ship our Wi-Fi to major Western Tier One original equipment manufacturers (OEM). We continue to see good interest from Tier One factory-fit OEMs in our upcoming generation automotive SoC.

Alps will be integrating our aptX codec in its automotive connectivity modules, which will enable its OEM customers to offer CD-like audio quality for Bluetooth® stereo streaming in automobiles to the head unit, or to rear-seat entertainment applications for watching movies or gaming.

In Voice & Music, we continue to expect long-term growth for streaming audio via Bluetooth as the proliferation of Bluetooth-enabled wireless audio devices persists. New audio product releases included Jabra, LG and Sony. We are seeing increasing competition in China, in particular for low cost entry level audio products. We are also seeing increasing consumer demand for wireless speakers and headphones, which we believe is driven by growth in tablets and other mobile devices, as well as smartphones. We also see increasing growth in the soundbar market as consumers use this speaker format to deliver audio from their flatpanel TVs.

At CES in January 2014, we launched our VibeHub™ platform, which will allow device manufacturers to deliver multi-room networked home audio products. The platform, available now to developers, will provide consumers with synchronised multi-room audio around the home using our SyncLock™ technology. This technology enables products to take content from any local or cloud-based source and create a multi-room audio experience over an existing home Wi-Fi network. We continue to see good interest in this technology with a number of active design-ins.

aptX added 15 license agreements during Q1 2014. We have also seen significant end product launches featuring aptX, with 51 products launched from companies including HTC, Sony, Samsung, Panasonic and JVCKENWOOD. At the end of Q1 2014, we had around 250 licensees for our aptX technology, a strong pipeline of pending product launches and believe that continued adoption of aptX has contributed to maintaining a strong market position for our products in the wireless audio market.

In Consumer, we saw increasing customer traction for our CSR1010™ and CSR1011™ Bluetooth Smart products. Our pipeline of design wins for Bluetooth Smart continues to grow in areas such as Human Interface Devices, remote controls and wearables.

Our CSR1010 Bluetooth Smart chip has been chosen by Fasttrack for use in a luggage tracking system to be trialled with Air France, KLM and other airlines. A video showing the system can be found at https://www.youtube.com/watch?v=XFUHACwp8VA

In February 2014, we announced CSRmesh, a disruptive Bluetooth Smart technology designed to place the smartphone at the centre of the Internet of Things (IoT), which enables an almost unlimited number of Bluetooth Smart enabled devices to be networked together and controlled directly from a single smartphone, tablet or PC. Two Tier One manufacturers will be producing smart lightbulbs based on CSRmesh and we currently see a high level of interest in this product from a wide range of manufacturers.

Our next generation Bluetooth gaming platform has been chosen by a Tier One company for use in a social gaming controller.

In April 2014, CSR and OriginGPS announced a series of high-performance GNSS modules using our SiRFstarIV™ and SiRFstarV™ product lines. The new modules are smaller than current solutions and deliver a reduction in Time-To-First-Fix (TTFF), providing benefits for applications such as health and fitness trackers, sports watches, medical devices, wearable action cameras and digital still cameras.

Technology Developments

In February, we joined the ARM mbed platform, an industry venture designed to nurture the growth of the Internet of Things. The ARM mbed platform is an initiative which provides hardware and software building blocks to developers, lowering the barrier of entry for rapid development of Internet-connected products and concepts based on ARM microcontrollers. Our participation in the platform provides the mbed community access to CSR Bluetooth, Bluetooth Smart, Wi-Fi and GPS connectivity solutions and makes it easier for them to be integrated into existing microcontroller projects.

In April, we were the winner in the EE Times and EDN 2014 UBM Tech ACE Awards in the ‘Ultimate Products – Development Kits’ category for our low-cost CSR µEnergy® Starter Development Kit for Bluetooth Smart applications.

Operating Results

Underlying gross margin increased from 51.5% in Q1 2013 to a record 55.7% in Q1 2014. Under IFRS, gross margin in Q1 2014 was a record 55.3% (Q1 2013: 50.6%). Core underlying gross margin was 60.2% (Q1 2013: 57.6%) and Legacy underlying gross margin was 31.9% in Q1 2014 (Q1 2013: 35.4%), the latter of which mainly declined due to the change in mix to lower margin products.

Our underlying operating expenses in Q1 2014 were $89.2 million (Q1 2013: $103.3 million), with underlying R&D costs of $58.9 million (Q1 2013: $66.7 million) and underlying SG&A costs of $30.3 million (Q1 2013: $36.6 million). Q1 2014 underlying operating expenses fell year-on-year mainly due to lower variable employee expenses at the end of Q1 2014, a reduced cost base following the discontinuation of investment in our camera-on-a-chip (COACH) platform and the inclusion of UK R&D tax credits in operating profit in Q1 2014, as opposed to a credit to the tax charge in Q1 2013.

Our IFRS operating expenses for Q1 2014 were $103.2 million (Q1 2013: $112.6 million) and decreased largely due to the reasons above, as well as lower restructuring costs following the completion of various restructuring programs, including the consolidation of our Shanghai based SoC development operations into CSR’s other SoC development centres, in Q1 2013. In addition, there was a $2.7 million decline in amortisation from acquired intangibles primarily due to impairment charges booked in 2013, offset by a provision release of $9.8 million which was reported in 2013.

The key differences between IFRS operating profit and underlying operating profit include share based payment charges of $11.6 million (Q1 2013: $11.9 million), amortisation of intangibles of $2.0 million (Q1 2013: $4.7 million), integration and restructuring costs of $1.5 million (Q1 2013: $5.3 million) and the release of a litigation provision (Q1 2014: $nil; Q1 2013: $9.8 million).

Share Count

The diluted weighted average number of ordinary shares at the end of Q1 2014 was 174.8 million, an increase on the diluted weighted average number of ordinary shares at the end of the previous quarter of 1.3 million ordinary shares (Q4 2013: 173.5 million).

MachineShop

In March, CSR, along with Diebold Incorporated and Xchanging plc, in total, invested $3 million in MachineShop, Inc. MachineShop’s public or private Services Exchange allows customers to subscribe to thousands of managed application programme interface (API)-centric services regardless of whether they are developed by MachineShop, its customers, or other third parties.

Operating Review

First quarter revenue and gross margin by reportable segment	Q1 2014	Q1 2013	Revenue growth from Q1 2013 to Q1 2014
Auto	$52.3m	$55.1m	(5%)
Voice and Music	$60.6m	$74.1m	(18%)
Consumer	$39.6m	$42.6m	(7%)
Core	$152.5m	$171.8m	(11%)
Underlying gross margin - Core	60.2%	57.6%
Legacy	$28.3m	$66.1m	(57%)
Underlying gross margin - Legacy	31.9%	35.4%
Total revenue	$180.8m	$237.9m	(24%)
Underlying gross margin - total	55.7%	51.5%

Auto

Q1 2014: 29% of revenue; Q1 2013: 23% of revenue

Revenue in the Auto business was $52.3 million in Q1 2014 (Q1 2013: $55.1 million), a decrease of 5% over the comparable period last year. In the last twelve months (LTM) to Q1 2014 our Auto revenue was $226.0 million (Q1 2013: $219.9 million), an increase of 3%.

Factory-fit Auto Wi-Fi revenue in Q1 2014 saw strong growth year-on-year. Following our strong design wins in factory-fit automotive Wi-Fi over the last few years, we expect automotive Wi-Fi to contribute to growth in the Auto business during 2014. We expect growth from factory-fit infotainment platform SoCs due to a strong pipeline of design wins and the majority of our revenue in Auto is currently derived from the factory-fit segment. The growth in Auto factory-fit was more than offset by revenue declines due to increased competitive pressures in Auto PND and Auto aftermarket in China.

Voice & Music

Q1 2014: 33% of revenue; Q1 2013: 31% of revenue

Revenue in the Voice & Music business in Q1 2014 was $60.6 million (Q1 2013: $74.1 million), a decrease of 18% on the comparable period last year. In the last twelve months (LTM) to Q1 2014 our Voice & Music revenue was $298.5 million (Q1 2013: $228.7 million), an increase of 31%. Our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets and active speakers. We continue to hold a leading position in the area of Bluetooth stereo audio.

Our H1 2013 to H1 2014 revenue comparisons for Voice & Music are being negatively impacted due to the non-recurring revenue in China arising from the enforcement of hands-free driving legislation introduced at the start of 2013.

Consumer

Q1 2014: 22% of revenue; Q1 2013: 18% of revenue

Revenue in the Consumer business in Q1 2014 was $39.6 million (Q1 2013: $42.6 million), a decrease of 7% over the comparable period last year. This was primarily due to a decrease in revenue derived from Cameras and Gaming. In the last twelve months (LTM) to Q1 2014, our Consumer revenue was $178.4 million (Q1 2013: $245.4 million) a decrease of 27%.

As expected, revenue in Cameras remains under pressure due to the increasing use of smartphones and tablets for point-and-shoot photography. Cameras revenue in Q1 2014 declined significantly year-on-year and we currently expect revenue in 2014 to reduce more quickly than previously forecast. Camera revenue in Q1 2014 was $8.8 million (Q1 2013: $12.2 million).

In Gaming, revenue declined in Q1 2014 compared to Q1 2013, due in part to weakness in some areas of the console market.

Our CSR8510™ Bluetooth and CSR1011 Bluetooth Smart products have been chosen for a television and remote control by a major Asian manufacturer.

Our Document Imaging business has seen revenue growth year-on-year.

We have seen increased interest in the area of Bluetooth Smart, with a growing pipeline of design wins, with Q1 revenue strongly increasing year-on-year. While Bluetooth Smart revenue is small compared to our overall revenue base, we continue to see the potential for strong growth in this area during 2014. This is being driven in part by the opportunity to use a Bluetooth Smart Ready smartphone, or tablet, as a gateway to the cloud, for IoT applications. We expect this technology, which is already available in many smartphones and tablets from major manufacturers, will result in the proliferation of an ecosystem of peripherals around such devices. In particular, we expect to see increased use of Bluetooth Smart in devices such as remotes, keyboards, health & fitness products and sensors, as well as products based on our CSRmesh technology.

We are making good progress with the commercial development of our Indoor Location platform. We expect that the adoption of Bluetooth Smart enabled indoor beacons will increase the use of indoor maps and indoor navigation applications, which in turn, could increase the market for our Indoor Location technology.

Legacy Products

Q1 2014: 16% of revenue; Q1 2013: 28% of revenue

Legacy consists of the discontinued Home Entertainment business lines acquired as part of the acquisition of Zoran in 2011 and the handset connectivity and handset location business lines retained following the transaction with Samsung in 2012. Revenue in Legacy in Q1 2014 was $28.3 million (Q1 2013: $66.1 million), a decrease of 57% over the comparable period last year. We continue to expect that in 2014, Legacy Products revenue will decline by around 65% compared to the 2013 financial year.

Dividend

On 26 February 2014, we announced that the Board was recommending a final dividend of $0.091 per ordinary share which, together with the interim dividend of $0.045 per ordinary share, amounted to $0.136 per ordinary share in respect of the 2013 financial year. This represented an increase of 15% over the 2012 full year dividend of $0.118 per ordinary share.

Subject to shareholder approval at the annual general meeting to be held on 21 May 2014, the final dividend will be payable on 30 May 2014 to shareholders on the register as at 9 May 2014. The dividend will be paid in sterling and the sterling value of the dividend payment per ordinary share will be based on the prevailing GBP sterling to US dollar exchange rate on 9 May 2014.

Share Buyback

The Board is committed to maximising shareholder value and regularly reviews the efficiency of its balance sheet and the expected ongoing cash requirements of the business. In light of this, the Board announced in February 2014 that a share buyback of up to $50 million was appropriate, which we intend to undertake during the course of 2014.

The buyback includes the remaining $7.2 million of the $25 million buyback announced in July 2013. The share buyback will initially be carried out pursuant to the existing authority granted by the Company’s shareholders at the Annual General Meeting held on 22 May 2013. The Company proposes to renew the existing authority at the Annual General Meeting to be held on 21 May 2014.

The Board believes the proposed buyback will result in an increase in earnings per share and is in the best interests of shareholders generally.

People

Total headcount was 2,134 as at 28 March 2014 (27 December 2013: 2,146).

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

CSR is a named defendant in two patent infringement cases filed by patent portfolio non-practising entities. Each of these two cases includes other defendants. The case brought by plaintiffs Azure Networks and Tri-County Excelsior Foundation is on appeal to the US Court of Appeals for the Federal Circuit following judgment of non-infringement entered against the plaintiffs on 30 May 2013 in the US District Court for the Eastern District of Texas. The case filed by HSM Portfolio and Technology Property on 1 September 2011 in the US District Court for Delaware is in the discovery stages with trial scheduled for September 2015.

China Southern Railway recently applied for use of “CSR” trademark at Chinese Trademark Office (“CTO”) for all industries (including semiconductors), and accordingly is challenging our trademark “CSR” in China at CTO. An initial decision is anticipated mid-2015 and appeals thereafter; this trademark dispute may proceed for years.

Financial Review – first quarter ended 28 March 2014

First Quarter Financial Summary	Underlying				IFRS
	Q1 2014		Q1 2013		Q1 2014		Q1 2013
Revenue	$180.8m		$237.9m		$180.8m		$237.9m
Gross profit	$100.8m		$122.4m		$99.9m		$120.3m
Gross margin	55.7%		51.5%		55.3%		50.6%
R&D expenditure	$58.9m		$66.7m		$64.7m		$73.5m
SG&A expenditure	$30.3m		$36.6m		$38.5m		$39.1m
Operating profit (loss)	$11.5m		$19.1m		($3.3m	)	$7.7m
Tax charge	$2.8m		$5.1m		$0.4m		$4.7m
Diluted earnings (loss) per share	$0.05		$0.07		($0.02)		$0.01
Net cash from operating activities	($1.4m	)	($11.5m	)	($1.4m	)	($11.5m	)

Revenue

Revenue decreased by 24% over the comparable period last year to $180.8 million (Q1 2013: $237.9 million). Core revenue decreased by 11% (Q1 2014: $152.5 million; Q1 2013: $171.8 million) principally as a result of the fall in revenue within Voice & Music, which decreased by 18% (Q1 2014: $60.6 million; Q1 2013: $74.1 million), reflecting the non-recurring revenue in China in H1 2013 resulting from the introduction of the enforcement of hands-free driving legislation. Core revenue also declined as a result of a decline in Auto PND and aftermarket revenues.

Legacy revenue decreased by 57%, as these product ranges near the end of their life cycle. We continue to expect that Legacy revenue will decline by around 65% in full-year 2014, in comparison to the 2013 financial year.

Gross margin

Underlying gross margin increased by 4.2 percentage points to 55.7% (Q1 2013: 51.5%) and gross margins under IFRS increased by 4.7 percentage points to 55.3% (Q1 2013: 50.6%). The improvement in gross margins reflects Core revenue being a larger share of the revenue mix (Q1 2014: 84% of total revenue; Q1 2013: 72% of total revenue) and increased gross margins within Core of 60.2% (Q1 2013: 57.6%) which more than offset the decline in Legacy gross margins to 31.9% (Q1 2013: 35.4%). Core gross margins improved as a result of an increasing proportion of newer and higher margin products.

Operating Expenses

Underlying operating expenses decreased by 14% to $89.2 million (Q1 2013: $103.3 million), with a 12% decrease in underlying R&D expenditure (Q1 2014: $58.9 million; Q1 2013: $66.7 million) and a 17% decrease in underlying SG&A expenditure (Q1 2014: $30.3 million; Q1 2013: $36.6 million), a trend that was driven by lower variable employee expenses in Q1 2014 and a reduced cost base following the discontinuation of investment in our camera-on-a-chip (COACH) platform. Underlying R&D expenditure also benefited from the inclusion of UK R&D tax credits of $1.8 million within operating profit in Q1 2014, as opposed to a credit to the tax charge in Q1 2013, following the enactment of legislation during July 2013.

IFRS R&D expenditure decreased by 12% over the comparable period last year to $64.7 million (Q1 2013: $73.5 million), for the reasons discussed above, and IFRS SG&A expenditure decreased by 2% to $38.5 million (Q1 2013: $39.1 million). In addition to the decrease of $6.3 million in underlying SG&A expenditure, integration and restructuring expenses also decreased by $3.8 million (Q1 2014: $1.5 million; Q1 2013: $5.3 million) over the comparable period last year, partially due to the consolidation of our Shanghai based SoC (system-on-a-chip) development operations into our other SoC development centres during Q1 2013. This was partially offset by a credit in the first quarter of 2013 of $9.8 million arising from the release of a litigation provision.

Operating Profit

Underlying operating profit decreased by $7.6 million over the comparable period to $11.5 million (Q1 2013: $19.1 million). Though underlying gross margins improved by 4.2 percentage points, the 24% decrease in revenue resulted in a $21.6 million decrease in gross profit (Q1 2014: $100.8 million; Q1 2013: $122.4 million), which more than offset the 14% decrease in underlying operating expenses.

The operating loss of $3.3 million under IFRS represents a decrease in profitability of $11.0 million over the comparable period last year (Q1 2013: operating profit of $7.7 million) mostly due to the recognition of a credit of $9.8 million in Q1 2013, arising from the release of a litigation provision, as noted above.

Tax charge

The underlying tax charge was $2.8 million in Q1 2014, compared to $5.1 million in Q1 2013, giving an underlying effective tax rate of 24.2%. This represents a decrease on the underlying effective tax rate of 28.7% for Q1 2013 due to movements in the geographic mix of profits towards lower tax rate jurisdictions, the effect of which more than offset the change in treatment of UK R&D tax credits to a credit in underlying operating profit in Q1 2014 compared to a credit in the tax charge in 2013.

Under IFRS, the tax charge was $0.4 million, a decrease of $4.3 million over the comparable period last year (Q1 2013: $4.7 million), due to a decline in profitability and the tax impact of the release of the litigation provision in Q1 2013.

Earnings per share

Underlying diluted earnings per ordinary share decreased by $0.02 per share to $0.05 (Q1 2013: $0.07), whereas under IFRS there was a loss per ordinary share of $0.02, a decrease of $0.03 over the comparable period last year (Q1 2013: earnings per ordinary share of $0.01), following a decline in profitability in comparison to Q1 2013.

Cash, cash equivalents and treasury deposits

There was a cash outflow from operating activities of $1.4 million, an improvement of $10.1 million on the comparable period last year (Q1 2013: cash outflow of $11.5 million). Though there was a decrease in underlying profitability in comparison to Q1 2013, positive movements in both inventory and receivables partially offset the seasonable decrease in trade payables resulting in a $9.2 million cash outflow from working capital in Q1 2014, as opposed to a $28.7 million cash outflow from working capital in Q1 2013.

Proceeds of $8.3 million were received from the exercise of employee share options during the quarter and capital expenditure was $8.5 million, including $5.0 million on property, plant and equipment.

Cash, cash equivalents and treasury deposits decreased by $4.1 million to $302.1 million (Q4 2013: $306.2 million) during the quarter.

Balance Sheet

Days sales outstanding of 36 days was an improvement on the previous quarter (Q4 2013: 37 days) and consistent with the comparable period last year (Q1 2013: 36 days), as trade receivables decreased by $5.9 million during the quarter.

Inventory decreased by $7.3 million during the quarter to $66.6 million (Q4 2013: $73.9 million), reflecting the expected decrease in revenues for Cameras and Legacy products.

Cautionary Note

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: expected developments in our product portfolio, expected revenue in both our Core and Legacy businesses, expected margins, expected trends, expected growth in our Core business (including Voice & Music, Auto (including automotive Wi-Fi and factory-fit) and Bluetooth Smart, as well as the potential for our indoor location business), expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected market position, including expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, expected adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected tax rates, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: a reduction in demand for consumer products due to challenging and uncertain economic conditions; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies from such acquisitions and other strategic transactions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our 2013 Annual Report filed on Form 20-F and other filings with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent required under applicable law.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Providing this information does not imply that any licence is granted under any patent on other rights owned by CSR. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

	Note	Q1 2014	Q1 2013	Q4 2013	2013
		(unaudited)	(unaudited)	(unaudited)	(audited)
		$’000	$’000	$’000	$’000
Revenue		180,778	237,928	208,235	960,710
Cost of sales		(80,830)	(117,650)	(100,100)	(465,443)

Gross profit		99,948	120,278	108,135	495,267
Research and development costs		(64,727)	(73,456)	(64,114)	(273,026)
Selling, general and administrative expenses		(38,482)	(39,115)	(62,282)	(193,731)
Goodwill and non current asset impairment charges		—	—	(76,896)	(76,896)
Operating (loss) profit		(3,261)	7,707	(95,157)	(48,386)
Investment income		116	108	563	920
Finance expense		(460)	(1,949)	(2,146)	(4,993)

(Loss) profit before tax		(3,605)	5,866	(96,740)	(52,459)
Tax		(363)	(4,746)	20,681	6,130

(Loss) profit for the period		(3,968)	1,120	(76,059)	(46,329)

(Loss) earnings per share		$	$	$	$
Basic	3	(0.02)	0.01	(0.47)	(0.28)
Diluted	3	(0.02)	0.01	(0.47)	(0.28)

Condensed Consolidated Statement of Comprehensive Income

	Q1 2014	Q1 2013	Q4 2013	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
(Loss) profit for the period	(3,968)	1,120	(76,059)	(46,329)
Other comprehensive income
Gain (loss) on cash flow hedges	1,004	(5,808)	2,304	2,947
Net tax on cash flow hedges in statement of comprehensive income	(216)	1,336	(521)	(686)
Transferred to income statement in respect of cash flow hedges	(1,525)	(201)	(476)	570
Tax on items transferred from statement of comprehensive income	328	46	112	(131)
Actuarial gains in defined benefit plans	—	—	9	9
Scheme assets above threshold	—	—	(424)	(424)

Total comprehensive loss for the period	(4,377)	(3,507)	(75,055)	(44,044)

Condensed Consolidated Balance Sheet

	28 March 2014	27 December 2013
	(unaudited)	(audited)
	$’000	$’000
Non-current assets
Goodwill	131,340	131,340
Other intangible assets	69,893	72,286
Property, plant and equipment	37,310	36,424
Investment	3,500	2,500
Deferred tax asset	116,590	109,181
Long term asset	31,006	31,006

	389,639	382,737

Current assets
Inventory	66,590	73,914
Derivative financial instruments	5,865	6,171
Trade and other receivables	105,483	111,146
Corporation tax debtor	4,072	3,031
Treasury deposits and investments	25,721	78,776
Cash and cash equivalents	276,378	227,468

	484,109	500,506

Total assets	873,748	883,243

Current liabilities
Trade and other payables	179,043	198,354
Current tax liabilities	10,658	9,071
Obligations under finance leases	—	725
Derivative financial instruments	7	—
Provisions	6,968	10,064

	196,676	218,214

Net current assets	287,433	282,292

Non-current liabilities
Trade and other payables	24,918	27,907
Deferred tax liability	4,948	4,948
Long-term provisions	2,061	2,522
Obligations under finance leases	—	3
Defined benefit pension scheme deficit	87	87

	32,014	35,467

Total liabilities	228,690	253,681

Net assets	645,058	629,562

Equity
Share capital	329	326
Share premium account	549,830	547,685
Capital redemption reserve	1,032	1,032
Merger reserve	61,574	61,574
Employee benefit trust reserve	(23,974)	(23,974)
Treasury shares	(124,280)	(131,123)
Hedging reserve	5,491	6,012
Share based payment reserve	149,252	142,327
Retained earnings	25,804	25,703

Total equity	645,058	629,562

Condensed Consolidated Statement of Changes in Equity

					Employee Benefit Trust reserve			Share - based payment reserve
	Called - up share capital	Share premium account	Capital redemption reserve
				Merger reserve		Treasury shares	Hedging reserve		Retained earnings
										Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 28 December 2013	326	547,685	1,032	61,574	(23,974)	(131,123)	6,012	142,327	25,703	629,562
Loss for the period	—	—	—	—	—	—	—	—	(3,968)	(3,968)
Other comprehensive (loss) income for the period	—	—	—	—	—	—	(521)	—	112	(409)

Total comprehensive loss for the period	—	—	—	—	—	—	(521)	—	(3,856)	(4,377)
Share issues	3	2,145	—	—	—	6,843	—	—	(1,216)	7,775
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	8,738	—	8,738
Modification of equity-settled share-based payments	—	—	—	—	—	—	—	(1,813)	—	(1,813)
Current tax taken directly to equity on share option gains	—	—	—	—	—	—	—	—	4,329	4,329
Deferred tax on share-based payment transactions	—	—	—	—	—	—	—	—	844	844

At 28 March 2014	329	549,830	1,032	61,574	(23,974)	(124,280)	5,491	149,252	25,804	645,058

					Employee Benefit Trust reserve			Share - based payment reserve
	Called - up share capital	Share premium account	Capital redemption reserve
				Merger reserve		Treasury shares	Hedging reserve		Retained earnings*
										Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 29 December 2012	317	523,654	1,029	61,574	(19,163)	(86,929)	2,495	112,677	99,280	694,934
Loss for the period	—	—	—	—	—	—	—	—	1,120	1,120
Other comprehensive (loss) income for the period	—	—	—	—	—	—	(6,009)	—	1,382	(4,627)

Total comprehensive (loss) income for the period	—	—	—	—	—	—	(6,009)	—	2,502	(3,507)
Share issues	5	9,364	—	—	—	4,725	—	—	(1,016)	13,078
Repurchase of ordinary shares	—	—	—	—	—	(5,291)	—	—	(583)	(5,874)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	9,503	—	9,503
Share buy-back liability	—	—	—	—	—	—	—	—	(44,839)	(44,839)
Deferred tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	1,529	1,529

At 29 March 2013	322	533,018	1,029	61,574	(19,163)	(87,495)	(3,514)	122,180	56,873	664,824

*	During 2013 the tax reserve was merged in to retained earnings. As a consequence, the comparatives have been restated and presented as one combined reserve.

Condensed Consolidated Cash Flow Statement

		Q1 2014	Q1 2013	Q4 2013	2013
		(unaudited)	(unaudited)	(unaudited)	(audited)
	Note	$’000	$’000	$’000	$’000
Net cash (outflow) inflow from operating activities	4	(1,434)	(11,491)	37,253	82,308

Investing activities
Interest received		40	133	145	521
Purchase of treasury deposits		(6,162)	(13,692)	(30,999)	(109,861)
Sales of treasury deposits		59,217	9,877	5,203	49,576
Purchases of property, plant and equipment		(4,972)	(4,045)	(4,140)	(22,771)
Purchases of intangible assets		(3,546)	(7,371)	(5,816)	(18,197)
Proceeds on disposal of property, plant and equipment		16	171	231	411
Purchase of investment		(1,000)	—	—	—

Net cash from (used in) investing activities		43,593	(14,927)	(35,376)	(100,321)

Financing activities
Repayments of obligations under finance lease		(696)	(694)	(129)	(823)
Proceeds on issue of shares		8,278	11,514	2,641	24,170
Purchase of shares by Employee Benefit Trust		—	—	(4,811)	(4,811)
Repurchase of ordinary shares		(840)	(2,157)	(12,635)	(66,832)
Equity dividends paid to shareholders		—	—	—	(20,358)

Net cash from (used in) financing activities		6,742	8,663	(14,934)	(68,654)

Net increase (decrease) in cash and cash equivalents		48,901	(17,755)	(13,057)	(86,667)
Cash and cash equivalents at beginning of period		227,468	314,760	240,290	314,760
Effect of foreign exchange rate changes		9	(1,266)	235	(625)

Cash and cash equivalents at end of period		276,378	295,739	227,468	227,468

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc and subsidiaries (“the Group”) are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 27 December 2013 on 25 February 2014.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 27 December 2013 are available on CSR’s website at www.csr.com and will be filed with the Registrar of Companies. The auditor’s reports on the accounts for the 52 weeks ended 27 December 2013 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

The financial information for the quarters Q1 2014, Q4 2013 and Q1 2013 is unaudited.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q1 2014	13 weeks	28 December 2013 to 28 March 2014

Q4 2013	13 weeks	28 September 2013 to 27 December 2013

Q1 2013	13 weeks	29 December 2012 to 29 March 2013

2013	52 weeks	29 December 2012 to 27 December 2013

2 Changes in share capital

In the first quarter 2014, 1,926,156 new ordinary shares were issued for employee option exercises. Consideration was $2,147,803 at a premium of $2,144,613. In addition, 1,136,298 ordinary shares were issued from ordinary shares held at treasury to satisfy employee option exercises.

As at 28 March 2014, there were 169,243,390 ordinary shares in issue. This is after adjusting for 20,177,129 ordinary shares held in treasury.

3 Earnings per ordinary share

The calculation of earnings per share is based upon the (loss) profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Period
Q1 2014	164,009,094	174,830,302
Q1 2013	164,494,147	173,977,491
Q4 2013	163,475,253	173,503,272
2013	164,181,841	175,240,249

*	Share options are only treated as dilutive where the result after taxation is a profit and the exercise price is less than the average market price of CSR plc’s shares in the period

Refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

4 Reconciliation of net (loss) profit to net cash from operating activities

	Q1 2014	Q1 2013	Q4 2013	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Net (loss) profit	(3,968)	1,120	(76,059)	(46,329)
Adjustments for:
Investment income	(116)	(108)	(563)	(920)
Finance costs	460	1,949	2,146	4,993
Income tax expense (credit)	363	4,746	(20,681)	(6,130)
Amortisation of intangible assets	3,934	7,630	3,716	28,390
Depreciation of property, plant and equipment	3,438	3,020	3,089	12,484
Loss on disposal of property, plant and equipment and intangible fixed assets	(47)	(146)	(161)	(196)
Share option charges	8,738	9,503	6,123	29,650
Impairment of goodwill and non-current assets	—	—	76,896	76,896
(Decrease) increase in provisions	(3,557)	(10,835)	5,010	(8,551)

Operating cash flows before movements in working capital	9,245	16,879	(484)	90,287
Decrease (increase) in inventories	7,324	(4,563)	6,586	13,936
Decrease (increase) in receivables	5,056	(15,379)	33,333	7,304
Decrease in payables	(21,638)	(8,736)	(1,044)	(26,309)

Cash (used in) generated by operations	(13)	(11,799)	38,391	85,218
Foreign tax paid	(1,349)	379	(952)	(2,489)
Interest paid	(72)	(71)	(186)	(421)

Net cash (outflow) inflow from operating activities	(1,434)	(11,491)	37,253	82,308

Supplementary information

Summary income statement – Underlying results

	Q1 2014	Q1 2013	Q4 2013	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Underlying	Underlying	Underlying	Underlying
	$’000	$’000	$’000	$’000
Revenue	180,778	237,928	208,235	960,710
Underlying cost of sales	(80,012)	(115,511)	(98,276)	(457,270)

Underlying gross profit	100,766	122,417	109,959	503,440
Underlying research and development	(58,938)	(66,701)	(58,730)	(248,466)
Underlying selling, general and administrative	(30,317)	(36,619)	(39,423)	(150,698)

Underlying operating profit	11,511	19,097	11,806	104,276
Investment income	116	108	563	920
Underlying finance expense	(153)	(1,508)	(1,805)	(3,425)

Underlying profit before tax	11,474	17,697	10,564	101,771
Underlying tax	(2,776)	(5,084)	547	(20,659)

Underlying profit for the period	8,698	12,613	11,111	81,112

Diluted share count	174,830,302	173,977,491	173,503,272	175,240,249
Underlying Earnings per share	$	$	$	$
Diluted	0.05	0.07	0.06	0.46

Reconciliation of IFRS results to underlying measures

Q1 2014

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	(Loss) profit		Net (loss)	Diluted
						b/f tax	Taxation	profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	99,948	55.3	(64,727)	(38,482)	(3,261)	(3,605)	(363)	(3,968)	(0.02)
Amortisation of intangibles	818	0.4	216	928	1,962	1,962	(462)	1,500	0.01
Share option charges	—	—	5,573	6,026	11,599	11,599	(1,680)	9,919	0.05
Integration and restructuring	—	—	—	1,543	1,543	1,543	(276)	1,267	0.01
Other operating income	—	—	—	(332)	(332)	(332)	71	(261)	—
Unwinding of discount on non-underlying items	—	—	—	—	—	307	(66)	241	—

Underlying	100,766	55.7	(58,938)	(30,317)	11,511	11,474	(2,776)	8,698	0.05

Q1 2013

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit		Net	Diluted
						b/f tax	Taxation	profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	120,278	50.6	(73,456)	(39,115)	7,707	5,866	(4,746)	1,120	0.01
Amortisation of intangibles	2,139	0.9	501	2,063	4,703	4,703	(1,144)	3,559	0.02
Share option charges	—	—	6,254	5,651	11,905	11,905	(2,342)	9,563	0.05
Integration and restructuring	—	—	—	5,289	5,289	5,289	(863)	4,426	0.03
Other operating income	—	—	—	(680)	(680)	(680)	158	(522)	—
Release of litigation provision	—	—	—	(9,827)	(9,827)	(9,827)	3,474	(6,353)	(0.04)
Unwinding of discounts on non-underlying items	—	—	—	—	—	441	(103)	338	—
Recognition of tax losses brought forward	—	—	—	—	—	—	482	482	—

Underlying	122,417	51.5	(66,701)	(36,619)	19,097	17,697	(5,084)	12,613	0.07

Q4 2013

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	(Loss) profit		Net (loss)	Diluted
						b/f tax	Taxation	profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	108,135	51.9	(64,114)	(62,282)	(95,157)	(96,740)	20,681	(76,059)	(0.47)
Amortisation of intangibles	1,824	0.9	346	1,248	3,418	3,418	(1,501)	1,917	0.01
Share option charges	—	—	5,038	4,113	9,151	9,151	(4,520)	4,631	0.03
Integration and restructuring	—	—	—	12,273	12,273	12,273	(1,264)	11,009	0.06
Fair value of contractual milestones	—	—	—	5,000	5,000	5,000	(1,163)	3,837	0.02
Other operating income	—	—	—	225	225	225	(52)	173	—
Goodwill and non-current asset impairment	—	—	—	—	76,896	76,896	—	76,896	0.44
Unwinding of discount on non-underlying items	—	—	—	—	—	341	(80)	261	—
Deferred tax impact of change in tax rate	—	—	—	—	—	—	(29)	(29)	—
Release of litigation provision	—	—	—	—	—	—	50	50	—
Tax effect of UK patent box	—	—	—	—	—	—	2,078	2,078	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	3,128	3,128	0.02
Prior year adjustment and movement in uncertain tax positions	—	—	—	—	—	—	(16,781)	(16,781)	(0.10)
Effect of not diluting loss per share	—	—	—	—	—	—	—	—	0.04

Underlying	109,959	52.8	(58,730)	(39,423)	11,806	10,564	547	11,111	0.06

2013

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit
						Profit b/f tax	Taxation	Net (loss) profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	495,267	51.6	(273,026)	(193,731)	(48,386)	(52,459)	6,130	(46,329)	(0.28)
Amortisation of intangibles	8,173	0.8	1,832	6,788	16,793	16,793	(4,638)	12,155	0.07
Share option charges	—	—	22,728	15,415	38,143	38,143	(9,188)	28,955	0.17
Integration and restructuring	—	—	—	24,678	24,678	24,678	(4,325)	20,353	0.12
Patent and litigation settlements	—	—	—	4,650	4,650	4,650	(1,081)	3,569	0.02
Fair value of contractual milestones	—	—	—	5,000	5,000	5,000	(1,163)	3,837	0.02
Other operating income	—	—	—	(3,671)	(3,671)	(3,671)	853	(2,818)	(0.02)
Release of litigation provision	—	—	—	(9,827)	(9,827)	(9,827)	3,489	(6,338)	(0.04)
Goodwill and non-current asset impairment	—	—	—	—	76,896	76,896	—	76,896	0.44
Unwinding of discount on non-underlying items	—	—	—	—	—	1,568	(365)	1,203	0.01
Tax effect of UK patent box	—	—	—	—	—	—	2,078	2,078	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	3,128	3,128	0.02
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	(29)	(29)	—
Prior year adjustment and movement on uncertain tax positions	—	—	—	—	—	—	(15,548)	(15,548)	(0.10)
Effect of not diluting a loss per share	—	—	—	—	—	—	—	—	0.02

Underlying	503,440	52.4	(248,466)	(150,698)	104,276	101,771	(20,659)	81,112	0.46